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             [LETTERHEAD OF GOODWIN, PROCTER & HOAR APPEARS HERE]

                               NOVEMBER 6, 1996

Profit Funds Investment Trust
2 Wisconsin Circle, Suite 700
Chevy Chase, Maryland 20815

Ladies and Gentlemen:

        As special Massachusetts counsel to Profit Funds Investment Trust, a Massachusetts business trust (the "Trust"), we have been asked to render our opinion with respect to the issuance of an indefinite number of shares of beneficial interest, no par value, of the Trust (the "Shares") representing interests in each of Profit Lomax Value Fund and Profit Lomax Institutional Equity Fund, as more fully described in the Prospectuses and Statement of Additional Information contained in Pre-Effective Amendment No. 2 (the "Amendment") to the Trust's Registration Statement on Form N-1A (Registration No. 333-06849) filed with the Securities and Exchange Commission.

        We have examined the Trust's Agreement and Declaration of Trust dated June 12, 1996, the Bylaws of the Trust, records of certain meetings of the Trustees, and such other documents, records and certificates as we have deemed necessary for the purposes of this opinion.

        Based upon the foregoing, we are of the opinion that the Shares, when issued and sold in accordance with the terms of the applicable Prospectus and the Statement of Additional Information in effect at the time of sale, will be legally issued, fully paid and non-assessable by the Trust.

        We hereby consent to the filling of this opinion as an exhibit to the Amendment and to the reference to this firm as special Massachusetts legal counsel for the Trust in the Statement of Additional Information contained in the Amendment.

                                        Very truly yours,

                                        /s/ Goodwin, Procter & Hoar LLP

                                        GOODWIN, PROCTER & HOAR LLP